Exhibit 99.1

BRIO GOLD, A SUBSIDIARY OF YAMANA GOLD, PROVIDES SECOND QUARTER UPDATE

TORONTO, ONTARIO, July 16, 2015 - BRIO GOLD INC. (“Brio Gold”), a subsidiary of Yamana Gold Inc. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”), today announced preliminary second quarter 2015 results and a new discovery at the Fazenda Brasileiro operation.

PRELIMINARY SECOND QUARTER OPERATIONAL RESULTS

Brio Gold’s operating mines produced 35,211 ounces of gold in the second quarter of 2015 at cash costs® of $773 per ounce. Production for the first half of 2015 of 66,389 ounces is consistent with budget and these mines are on track to meet guidance of 130,000 ounces of gold at average cash costs of $730 per ounce of gold in 2015.

	First	Second		First Half
	Quarter	Quarter		2015	*
	2015	2015	*
Production (oz.)
Pilar	19,153	21,237		40,390
Fazenda Brasilerio	12,024	13,974		25,998
Total Brio Gold	31,177	35,211		66,389
Cash costs (per oz.)
Pilar	$832	$756		$792
Fazenda Brasileiro	$810	$798		$804
Total Brio Gold	$824	$773		$797
*Preliminary Results

Pilar outperformed in the second quarter with production and cash costs better than budget. Pilar production was 21,237 ounces of gold and averaged over 7,000 ounces of gold per month in the second quarter, which is above the baseline average of 6,300 ounces per month established in the first quarter of 2015. Cash costs improved from the previous quarter to $756 per ounce. Development work continues at the satellite Maria Lazarus deposit with full production stoping ready to begin in the third quarter of 2015. When in full production, Maria Lazarus is expected to contribute approximately 25,000 ounces per year.

Second quarter production at Fazenda Brasileiro increased from the first quarter of 2015 to 13,974 ounces of gold at cash costs of approximately $798 per ounce. Production at Fazenda Brasileiro is expected to continue increasing quarter over quarter throughout the year.

(All amounts are expressed in United States dollars unless otherwise indicated.)
i.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q12015.

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At Ci Santa Luz, Brio Gold continues to advance the project with the continuation of detailed metallurgical testwork and the completion of final process flow sheet design, and is now awaiting final confirmatory pilot plant testwork results. Brio Gold also expects operating and capital cost estimates based on these results to be completed in the third quarter. Once the testwork and cost estimates have been finalized, detailed engineering design is expected to commence shortly thereafter. The preliminary capital cost estimate for the flow sheet modification remains within the Company’s previous guidance of $20 to $30 million. Ci Santa Luz is expected to contribute approximately 100,000 ounces of gold annually.

FAZENDA BRASILEIRO EXPLORATION UPDATE

A prospective new discovery has also been made at the Fazenda Brasileiro mine. The new discovery, named E388 East, is at relatively shallow depth (350 metres) and near existing primary infrastructure, immediately adjacent to a main haulage ramp (E-Ramp). The exploration results are similar in thickness and grade to those that were seen in the early years of the mine and supports Brio Gold’s belief that the mine, which has been in operation for more than three decades, still has considerable exploration potential and mine life to come.

Exploration drilling at Fazenda Brasileiro to test several prospective targets that have the potential to significantly extend the mine life, expand the resource and increase production will continue in 2015. Drilling results available from the E388 East zone as of June 19, 2015 consisted of 25 underground holes, totaling approximately 3,000 metres. The first phase of drilling was completed at the end of June and consisted of an underground program. Select high-grade intercepts are provided below.

Please see Appendix 1 for a summary of significant intercepts (>2.0 grams per tonne (“g/t”) gold).

•	Hole FS-13894: 10.0 metres of 11.8 g/t
•	Hole FS-13894: 2.0 metres of 50.60 g/t
•	Hole FS-13903: 2.0 metres of 24.1 g/t
•	HoleFS-13788: 14.0 metres of 10.6 g/t
•	HoleFS-08480: 8.0 metres of 9.3 g/t
•	HoleFX-08232: 6.0 metres of 13.1 g/t
•	Hole FS-12885: 11.0 metres of 5.9 g/t
•	Hole FS-13902: 9.0 metres of 7.2 g/t
•	Hole FS-13899: 5.0 metres of 14.4 g/t
•	Hole FS-13882: 18.0 metres of 6.7 g/t
•	Hole FS-13881: 8.0 metres of 12.2 g/t

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Approximately $2.5 million has been allocated for exploration at Fazenda Brasileiro in 2015 for exploring prioritized targets in and adjacent to the existing mine infrastructure. The drilling plan focuses on extensions of favorable structural trends that have been identified over the decades of mining operations. The Company will continue to invest in near-mine exploration with the objective of extending the mine life and expanding the resource.

Quality Assurance/Quality Control

Yamana incorporates industry standard Quality Assurance and Quality Control by its mines and exploration projects. This includes the use of professionally prepared standards and blanks and analysis of sample duplicates. Regular evaluation of laboratory QA/QC results are conducted internally by the laboratories, as well as externally by a dedicated geochemical laboratory specialist.

Qualified Person

Mark G. Stevens, P. Geo., Vice President, Exploration for Brio Gold has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in the National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

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Appendix 1: Summary of Assay Results (> 2.0 g/t Au)
Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold Grade (g/t)
FS-13894	23.0	25.0	2.0	3.3
FS-13894	66.0	76.0	10.0	11.8
FS-13894	79.0	81.0	2.0	50.6
FS-13905	28.0	31.0	3.0	10.2
FS-13905	85.0	88.0	3.0	9.1
FS-13903	48.0	50.0	2.0	24.1
FS-13903	68.0	81.0	13.0	3.7
FS-13903	96.0	97.0	1.0	2.4
FS-13684	25.0	27.0	2.0	6.0
FS-13749	75.0	82.0	7.0	3.9
FS-13748	31.0	32.0	1.0	5.8
FS-13748	33.0	34.0	1.0	3.8
FS-13748	53.0	54.0	1.0	6.1
FS-13748	60.0	72.0	12.0	4.8
FS-13747	25.0	26.0	1.0	2.4
FS-13747	38.0	39.0	1.0	4.7
FS-13747	42.0	43.0	1.0	2.0
FS-13747	50.0	53.0	3.0	3.6
FS-13788	36.0	39.0	3.0	5.3
FS-13788	75.0	89.0	14.0	10.6
FX-08444	22.0	24.0	2.0	2.5
FX-07930	43.0	48.0	5.0	3.5
FS-07936	21.0	22.0	1.0	2.8
FS-07936	30.0	31.0	1.0	3.4
FX-08480	36.0	41.0	5.0	4.1

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FX-08480	63.0	71.0	8.0	9.3
FX-08232	20.0	21.0	1.0	4.2
FX-08232	30.0	36.0	6.0	13.1
FS-13732	60.0	67.0	7.0	2.4
FS-13732	79.0	81.0	2.0	7.1
FS-13900	22.0	23.0	1.0	26.7
FS-13900	37.0	39.0	2.0	13.3
FS-13900	43.0	44.0	1.0	2.8
FS-13900	67.0	68.0	1.0	3.3
FS-13900	74.0	75.0	1.0	21.6
FS-12885	33.0	44.0	11.0	5.9
FS-12885	48.0	51.0	3.0	4.8
FS-12885	62.0	68.0	6.0	8.0
FS-13901	34.0	36.0	2.0	4.4
FS-13901	64.0	67.0	3.0	7.3
FS-12882	34.0	36.0	2.0	2.4
FS-13902	29.0	30.0	1.0	4.1
FS-13902	78.0	79.0	1.0	2.5
FS-13902	81.0	90.0	9.0	7.2
FS-13902	92.0	93.0	1.0	16.0
FS-13780	34.0	35.0	1.0	4.5
FS-13780	37.0	38.0	1.0	4.4
FS-13904	68.0	73.0	5.0	8.0
FS-13899	33.0	38.0	5.0	6.4
FS-13899	53.0	58.0	5.0	14.4
FS-13882	74.0	92.0	18.0	6.7
FS-13881	16.0	17.0	1.0	2.7
FS-13881	30.0	38.0	8.0	4.8
FS-13881	76.0	84.0	8.0	12.2
FS-13881	89.0	90.0	1.0	4.0
FS-12883	43.0	51.0	8.0	3.2
FS-12883	58.0	60.0	2.0	4.5
FS-12883	67.0	69.0	2.0	3.7
FS-12883	72.0	73.0	1.0	2.4

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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